UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

THE GYMBOREE CORPORATION

(Names of Subject Company)

GIRAFFE ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned direct subsidiary of

GIRAFFE HOLDING, INC.

(Name of Filing Persons (Parent of Offeror))

BAIN CAPITAL FUND X, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

403777105

(CUSIP Number of Class of Securities)

Giraffe Holding, Inc.

Giraffe Acquisition Corporation

c/o Bain Capital Partners, LLC

111 Huntington Avenue

Boston, MA 02199

Attention: Jordan Hitch

(617) 516-2000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

R. Newcomb Stillwell, Esq.

Jonathan Grandon, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,830,219,981	$130,494.68
*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $65.40 per share of common stock of The Gymboree Corporation, par value $0.001 per share, (“Shares”) by 27,985,015 Shares, which is the sum of (i) 27,374,059 Shares issued outstanding (including 956,540 restricted shares) and (ii) 610,956 Shares authorized and reserved for issuance (including Options to purchase 235,983 Shares and outstanding restricted stock units with respect to 374,973 Shares).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Giraffe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Giraffe Holding, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, per value $0.001 per share (“Shares”), of The Gymboree Corporation, a Delaware corporation (“Gymboree”), at a price of $65.40 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 25, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

The Gymboree Corporation

500 Howard Street

San Francisco,

California 94105

(415) 278-7000

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of October 22, 2010, based on information provided by Gymboree, there were 27,374,059 Shares issued and outstanding (including 956,540 restricted shares) and (ii) 610,956 Shares authorized and reserved for issuance (including Options to purchase 235,983 Shares and outstanding restricted stock units with respect to 374,973 Shares). The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Gymboree”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Gymboree”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Gymboree”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Gymboree”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Gymboree with the Securities and Exchange Commission on October 12, 2010.

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto. THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Gymboree”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Gymboree”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Gymboree”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Joint Press Release issued by Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation on October 11, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Gymboree Corporation with the Securities and Exchange Commission on October 12, 2010).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 25, 2010.

(a)(1)(G)	Joint Press Release issued by Bain Capital Partners, LLC and The Gymboree Corporation on October 25, 2010.

(a)(5)(A)	Complaint filed by Scott Halliday, on behalf of himself and all other similarly situated, on October 12, 2010, in the Superior Court of the State of California, County of San Francisco.

(a)(5)(B)	Complaint filed by Daniel Himmel, on behalf of himself and all other similarly situated, on October 12, 2010, in the Superior Court of the State of California, County of San Francisco.

(a)(5)(C)	Complaint filed by Gregory Harris, on behalf of himself and all other similarly situated, on October 18, 2010, in the Superior Court of the State of California, County of San Francisco.

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of October 22, 2010, from Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Bank of America, N.A.

(b)(2)	Equity Commitment Letter, dated as of October 11, 2010, from Bain Capital Fund X,, L.P. to Giraffe Holding, Inc.

(b)(3)	Limited Guaranty, dated as of October 11, 2010, delivered by Bain Capital Fund X, L.P. in favor of The Gymboree Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of October 11, 2010, by and among Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Gymboree Corporation with the Securities and Exchange Commission on October 12, 2010).

(d)(2)	Confidentiality Agreement, dated August 9, 2010, between Bain Capital Partners, LLC and The Gymboree Corporation.

(d)(3)	Amendment to Confidentiality Agreement, dated as of September 13, 2010, between The Gymboree Corporation and Bain Capital Partners, LLC.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 135-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2010

GIRAFFE ACQUISITION CORPORATION

By:	/S/ JORDAN HITCH
Name:	Jordan Hitch
Title:	Vice President and Secretary

GIRAFFE HOLDING, INC.

By:	/S/ JORDAN HITCH
Name:	Jordan Hitch
Title:	Vice President and Secretary

BAIN CAPITAL FUND X, L.P.

BY: BAIN CAPITAL PARTNERS X, L.P. ITS GENERAL PARTNER

BY: BAIN CAPITAL INVESTORS, LLC ITS GENERAL PARTNER

By:	/S/ JORDAN HITCH
Name:	Jordan Hitch
Title:	A Duly Authorized Representative

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Joint Press Release issued by Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation on October 11, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Gymboree Corporation with the Securities and Exchange Commission on October 12, 2010).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 25, 2010.

(a)(1)(G)	Joint Press Release issued by Bain Capital Partners, LLC and The Gymboree Corporation on October 25, 2010.

(a)(5)(A)	Complaint filed by Scott Halliday, on behalf of himself and all other similarly situated, on October 12, 2010, in the Superior Court of the State of California, County of San Francisco.

(a)(5)(B)	Complaint filed by Daniel Himmel, on behalf of himself and all other similarly situated, on October 12, 2010, in the Superior Court of the State of California, County of San Francisco.

(a)(5)(C)	Complaint filed by Gregory Harris, on behalf of himself and all other similarly situated, on October 18, 2010, in the Superior Court of the State of California, County of San Francisco.

(b)(1)	Amended and Restated Debt Commitment Letter, dated as of October 22, 2010, from Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Bank of America, N.A.

(b)(2)	Equity Commitment Letter, dated as of October 11, 2010, from Bain Capital Fund X,, L.P. to Giraffe Holding, Inc.

(b)(3)	Limited Guaranty, dated as of October 11, 2010, delivered by Bain Capital Fund X, L.P. in favor of The Gymboree Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of October 11, 2010, by and among Giraffe Holding, Inc., Giraffe Acquisition Corporation and The Gymboree Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Gymboree Corporation with the Securities and Exchange Commission on October 12, 2010).

(d)(2)	Confidentiality Agreement, dated August 9, 2010, between Bain Capital Partners, LLC and The Gymboree Corporation.

(d)(3)	Amendment to Confidentiality Agreement, dated as of September 13, 2010, between The Gymboree Corporation and Bain Capital Partners, LLC.

(g)	None.

(h)	None.